SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.         )

HALO RESOURCES LTD
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

40637D108
(CUSIP Number)

May 4, 2005
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

[    ]

Rule 13d-1(b)

[ X ]

Rule 13d-1(c)

[    ]

Rule 13d-1(d)

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS
	5	SOLE VOTING POWER 2,000,000*
NUMBER OF
SHARES	6	SHARED VOTING POWER 0
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER 2,000,000*
EACH
REPORTING	8	SHARED DISPOSITIVE POWER 0
PERSON WITH
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000*

*  Includes 1,000,000 common shares and warrants exercisable to acquire an additional 1,000,000 common shares.  Under the terms of the Warrants, in no event shall the Warrants be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 20% of the issued and outstanding Common Shares of the issuer.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.26%**

**  Based on 16,757,174 common shares issued and outstanding on May 10, 2005 according to the information available from the Toronto Stock Exchange website.  Under the terms of the Warrants, in no event shall the Warrants be converted into Common Shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own Common Shares of the issuer in excess of 20% of the issued and outstanding Common Shares of the issuer.

12	TYPE OF REPORTING PERSON CO

Item 1

(a).

Name of Issuer:

Halo Resources Ltd

Item 1

(b).

Address of Issuer’s Principal Executive Offices:

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada

Item 2

(a).

Name of Person Filing:

RAB Special Situations (Master) Fund Limited

Item 2

(b).

Address of Principal Business Office or, if None, Residence:

RAB Special Situations (Master) Fund Limited

P.O. Box 908 GT

Walker House Mary Street

George Town, Cayman Islands

Item 2

(c).

Citizenship

Cayman Islands

Item 2

(d).

Title of Class of Securities:

Common Shares

Item 2

(e).

CUSIP Number:

40637D108

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)

[  ]

Broker or dealer registered under Section 15 of the Act;

(b)

[  ]

Bank as defined in Section 3(a)(6) of the Act;

(c)

[  ]

Insurance Company as defined in Section 3(a)(19) of the Act;

(d)

[  ]

Investment Company registered under Section 8 of the Investment Company Act;

(e)

[  ]

Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[  ]

Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

[  ]

Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

[  ]

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

[  ]

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)

[  ]

Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

[  X  ]  If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)

Amount beneficially owned:  See Item 9 on the cover page

(b)

Percent of class: See Item 11 on the cover page

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

(ii)

Shared power to vote or to direct the vote

(iii)

Sole power to dispose or to direct the disposition of

(iv)

Shared power to dispose or to direct the disposition of

See Item 5-8 on cover page

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of  or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2005 _
(Date)
RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED
By: /s/ Philip Richards Philip Richards, Director